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                                                              EXHIBIT(a)(1)(vii)














     NOTICE SENT BY THE PARTNERSHIP TO LIMITED PARTNERS DATED JULY 5, 2002.




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ORIG, LLC
10172 Linn Station Road
Louisville, KY 40223
(800) 928-1492 ext. 544

July 5, 2002


                        IMPORTANT: PLEASE READ CAREFULLY


                                  TENDER OFFER

                  TO PURCHASE LIMITED PARTNERSHIP INTERESTS IN

                            NTS-PROPERTIES VII, LTD.

                             FOR $6.00 PER INTEREST

                       SCHEDULED TO EXPIRE AUGUST 16, 2002



         On May 10, 2002, ORIG, LLC offered to purchase for $6.00 per interest up to 20,000 interests in NTS-Properties VII, Ltd.

         IF YOU HAVE ALREADY SUBMITTED PAPERWORK TO TENDER YOUR INTERESTS, NO ADDITIONAL PAPERWORK IS REQUIRED. YOU WILL AUTOMATICALLY RECEIVE THE PRICE OF $6.00 PER INTEREST. Please note that we will not impose any fees or expenses in connection with the offer. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Friday, August 16, 2002, in order to receive the purchase price of $6.00 per interest.

         The terms and conditions described in the Offer to Purchase and the Letter of Transmittal, which accompanied the Offer to Purchase are applicable in all respects to the tender offer. This notice should be read in connection with the Offer to Purchase and Letter of Transmittal. If you have any questions regarding the offer, please call (800) 928-1492, extension 544. The offer will expire on August 16, 2002. PAYMENTS WILL BE MAILED NO LATER THAN TEN DAYS AFTER THE EXPIRATION DATE, UNLESS THE OFFER IS EXTENDED.